EXHIBIT 99.2

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Operating Results constitute forward-looking statements. These statements relate to future events or to PreMD’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause  PreMD’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  Additional information relating to the Company, including our annual information form and other statutory reports, are available on SEDAR at www.sedar.com.

Unless otherwise noted, all dollar amounts referenced herein are in Canadian dollars.

Vision
PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview
PreMD’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps, prevented altogether.  PreMD is developing easy-to-use, accurate and cost-effective tests designed for use at the point of care, in the doctor’s office, at the pharmacy, for insurance testing and eventually as a home use test.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Cholesterol Test (limited clearance for sale in the U.S. (CLIA-exempt), Canada and has a CE-Mark for European countries)
•	PREVU* LT Skin Cholesterol Test, a lab-processed format (cleared for sale in Canada and has a CE-Mark for Europe)
•	PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests (in development):
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Growth Strategy

PreMD’s objective is to be a leader in the field of predictive medicine.  To achieve this goal, we are pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs
We concentrate our efforts on medical conditions where there is a well-defined need and demand for screening tests to detect serious or life-threatening diseases, which we believe we can successfully develop and bring to market.  We believe that early detection, intervention and ongoing monitoring can significantly improve patient outcomes.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Ensure a Multiple Product Pipeline
We pursue sustained development by maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.

We continuously assess and study other possible applications of our technologies.  In addition, we continue to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle studies and that offer clear cost/benefit trade-offs compared to products currently available on the market.  .

Maintain a Strong Clinical Program
We maintain an active clinical program, and are currently involved in several studies. Our objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use.  Our clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products.  In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for our tests.

Pursue Strategic Relationships
We build collaborative relationships with leading companies, organizations and institutions to conduct clinical trials and to assist with the development of our products.   Some of PreMD’s current and previous relationships include AstraZeneca Pharmaceuticals LP; The Cleveland Clinic Foundation; U.S. National Cancer Institute; AtheroGenics, Inc.; Jabil Circuit, Inc.; Thermo Fisher Scientific Inc.; University of Texas M.D. Anderson Cancer Center; Montreal Heart Institute; and National Heart, Lung and Blood Institute.

PreMD also seeks, at the appropriate time, to license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution.  This strategy allows us to minimize the expenses and risks of large-scale commercialization.  In addition, through these relationships, we gain the expertise of others, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio
Patents and other proprietary rights are essential to our business.  We file patent applications to protect technology, inventions and improvements to technology or inventions that we consider important. Such applications may cover composition of matter, the production of active ingredients or their novel applications.  PreMD has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally.  We also rely upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain our competitive position.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Key Relationships

Strategic:  AstraZeneca Pharmaceuticals LP

On July 13, 2007, the Company signed a license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Company’s skin cholesterol test in the United States.  Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (US$500,000) and will be eligible to receive a series of additional payments of up to US$6.0 million upon attainment of various development and revenue targets.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US$30 million per year.  The agreement does not provide for a fixed termination date.

Research: ColorectAlert™

On January 5, 2007, the Company amended the ColorectAlert™ license agreements.  Under the terms of the amendment, the Company replaced Dr. Shamsuddin with Med-11 AG (“Med-11”) as the licensor and agreed to pay $175,000 to Med-11.  This amount was expensed in 2006 as general and administration expense.  The amendment also reduced the royalty payable by the Company from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Company may have been required to pay under the initial agreements.

Private placements

On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of approximately $3,880,000.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.   On July 30, 2007, the Company filed a Form F-3 registration statement with the United States Securities and Exchange Commission (“SEC”) to register the shares issued pursuant to the private placement.

Subsequent to the year end, on March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Convertible debenture financing

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000).  The unsecured debentures bear interest at an annual rate of 7% (effective rate of 15% on the liability component) payable quarterly in cash or common shares at the Company’s option.  The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the common shares at the time of the applicable interest date and is based on a fixed exchange rate of $0.8209.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares.  Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.  On August 25, 2006, $475,000 (US$430,000) of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Stock exchange listing

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

Regulatory

Subsequent to the year end, on January 15, 2008, the Company received a non-substantially equivalent (“NSE”) letter from the United States Food and Drug Administration (the “FDA”) regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test.  The Company has filed a request for a second level review of the 510(k) submission and is fully exploring the issues raised by the FDA in order to achieve FDA clearance.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Market Potential

Overview: Market for disease detection
Predictive medicine is an important growth market, driven by four key factors:

The Aging Population
As the population ages, so do the incidences of both cardiovascular disease and cancer, among other diseases.  According to the United States Census Bureau data published in 2000, the U.S. population aged 65 and older is projected to double by 2030.  By 2030, individuals aged 65 and older will account for 20% of the U.S. population.  Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs
In most countries around the world, total health care spending is at an unsustainable level.  In many nations, including the United States, health spending is growing at a rate that exceeds economic growth.  In 2004 in the U.S., health care spending accounted for approximately 15.3% of the gross domestic product.  Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies.  We believe that technologies that are patient-friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

Innovative Technologies Enable Improved Risk Assessment
Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient.  This has resulted in the earlier and more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage.  The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management
The trend towards greater use of point-of-care testing and self-diagnosis began in the early 1980s and is expected to continue.  Increasingly, people are focused on personal wellness and the vital role of the individual in health maintenance.  Similarly, the aging population is demanding better preventative care that is patient friendly.

Theta Reports projected strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Similarly, between 2002 and 2007 the global over-the-counter (“OTC”) market for home diagnostic testing was expected to increase by 49%, at a compound annual growth rate of 8.3%.

Coronary artery disease (“CAD”) risk assessment: The role of skin cholesterol

Overview
According to the most recent data available from the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million worldwide annually.  Coronary artery disease, or heart disease, accounts for 7.2 million of these deaths.  According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event, and about every minute someone will die from one.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Cholesterol is a soft, waxy substance that is produced by the body, and is obtained from eating certain foods, such as meat, eggs, and other animal products.  Cholesterol is transported in the blood by plasma lipoproteins.  The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion that eventually reduces both the flexibility of the afflicted blood vessel as well as intravascular space.  This atherosclerotic plaque results in increased risk not only for coronary artery disease but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

Traditional Risk Factors
High blood cholesterol is considered to be a major risk factor for coronary artery disease.  In the U.S., the National Cholesterol Education Program, a nationwide effort to reduce the prevalence of high blood cholesterol launched by the U.S. National Institutes of Health in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests.  Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a fasting blood sample from the patient.  Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

While blood cholesterol remains an important risk factor for heart disease, it is widely accepted that several risk factors for CAD must be considered together to provide an accurate picture of absolute risk of disease.

Cardiovascular disease risk is determined by identifying the risk factors present and combining these cardiovascular risk factors to determine overall risk.  The accurate assessment of an individuals risk level is the key to effective treatment and risk management.  Traditional cardiovascular risk factors include increasing age, heredity, tobacco smoking, high blood pressure, physical inactivity, diet, obesity and diabetes mellitus.  A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”). Many of these factors are costly to measure or assess, and they are resource intensive and inappropriate for a primary care setting, as they require invasive procedures.

Skin Cholesterol: A New Risk Factor for Coronary Artery Disease
PreMD has developed PREVU* POC and PREVU* LT Skin Cholesterol tests, patient-friendly and cost-effective tools that assess patients at high risk of coronary artery disease.

PREVU* non-invasively measures the amount of cholesterol in the skin tissues.  As a new risk factor for heart disease, skin cholesterol provides valuable additional information to traditional CAD risk assessment.  Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue.  As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol.  Clinical studies suggest that skin cholesterol tests can discriminate among healthy individuals, those at risk of having moderate atherosclerosis and those suspected of having significant disease.  Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease.  Identifying patients with high subclinical cardiovascular disease is the key to preventing a first cardiac event and reducing the overall burden of heart disease.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Competitive Landscape
We are not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol.  We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown.  We have many issued patents and patents pending internationally related to the skin cholesterol technology and multiple patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

Cancer:  Screening tests for early-stage disease

Overview
The American Cancer Society defines cancer as a group of diseases characterized by uncontrolled growth and spread of abnormal cells.  If the spread is not controlled, it can result in death.  Cancer is the second leading cause of death in the U.S., exceeded only by heart disease.

Cancer is caused by both external factors, such as tobacco, chemicals and diet, and internal factors, such as inherited mutations and mutations that occur from metabolism.  Although anyone can be diagnosed with cancer, the risk of developing cancer increases as an individual ages, with most cases affecting adults beginning in middle age.  About 76% of cancers are diagnosed in persons aged 55 and older.

Preventing cancer and improving health outcomes depend in part on lifestyle changes and more effective treatment options.  Preventing cancer is also contingent on early detection and better screening tests to identify disease at the very earliest stage possible.   Many of the clinical tests currently in use are not sufficiently sensitive or specific to detect all cancers at a curable stage or to evaluate risk accurately enough to guide effective interventions.  Currently, just 39% of colorectal cancers are found at an early, localized stage.  Only 16% of lung cancers are detected at a localized stage.  Most breast cancers have been present for six to 10 years by the time they are detected by mammography.

PreMD’s Novel Cancer Tests: Detecting Early-Stage Disease
The development of early detection and risk assessment biomarkers is intended to enable the detection of cancer at its earliest stages and identify those people at risk for cancer before they develop the disease. Accordingly, intervention efforts can be focused on prevention rather than treatment.

PreMD’s tests offer significant advantages to currently available alternatives for their sensitivity, ease of use, convenience, patient compliance and cost.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Our patented technology detects the TF antigen in mucosal secretions.  The TF antigen is well associated with cancerous and pre-cancerous conditions.  It is detected by a chemical reaction performed on a specimen or in a liquid phase reaction and does not require a blood sample, dietary restrictions or any patient preparation.  To date, we have developed three painless and low-cost tests based on this technology for early-stage colorectal cancer, using a sample of rectal mucus; for lung cancer, using a sample of sputum coughed up from the lungs; and to detect breast cancer, using nipple aspirate fluid.

Our tests have performed well in clinical studies to date:
•	ColorectAlert™ is the only low-cost test that we are aware of reporting greater than 50% sensitivity for early-stage disease;
•	LungAlert™ has been shown to identify more than half of all early-stage lung cancers; and
•	in initial studies, the breast cancer test has been shown to identify early-stage disease.

There is an urgent need for affordable, easy-to-use initial screening tests for early-stage colorectal, lung and breast cancers.  Such tests could be used to identify those high-risk patients who would benefit from sophisticated, more expensive diagnostic tests such as colonoscopy, computed tomography (“CT”) and mammography.

Competitive Landscape
We are aware of other diagnostic tests under development for the detection of colorectal, lung and breast cancers and are currently monitoring their progress.  For colorectal cancer, some of the firms involved in the development or marketing of products include Enterix Inc. and EXACT Sciences Corporation, etc.

To our knowledge, no tumor markers for lung cancer have been approved by the U.S. Food and Drug Administration (“FDA”), although several are believed to be in development.  Several tests for lung cancer exist, but due to their limited ability to detect cancer and their high cost, we believe that they are not suitable for cancer screening.   Other companies developing diagnostic tests for lung cancer are Biomoda Inc. and Perceptronix Medical Inc., etc.

In the breast cancer field, other companies are developing relatively expensive proteomic-based and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical, Cytyc Corporation and NeoMatrix LLC.

We have 22 patents and patents pending internationally related to our cancer technologies, and nine patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Goals and Achievements

	2007 Goals	2007 Outcomes	2008 Goals
PREVU* Skin Cholesterol Test	• Obtain FDA clearance for PREVU*LT for use in life insurance industry	• Not achieved due to focus on expanding the IFU for PREVU* POC	• Obtain FDA approval for PREVU* POC based on PASA data
	• Submit PASA[1] data for publication	• Achieved	• Publish PASA data
	• Submit FDA application based on PASA data	• Achieved	• Obtain FDA clearance for PREVU*POC
	• Launch PREVU*LT in the life insurance market	• Pending FDA approval	• Obtain FDA clearance for PREVU*LT
	• Complete development of home test and initiate clinical testing	• Not achieved	• Continue development of home test
	• Submit PREPARE data for publication	• Achieved	• Publish PREPARE data
	• Resolve legal action against law firm responsible for managing PreMD’s patent portfolio at the time when the maintenance fees for the two patents in question should have been paid	• Not achieved	• Resolve patent legal action
ColorectAlertTM	• Advance EDRN[2] study and analyze interim data • Expand clinical trials • If data positive, discuss partnering opportunities	• Not achieved as interim data not available from EDRN	• Complete EDRN trial • If data is positive, discuss partnering opportunities
LungAlertTM	• Complete I-ELCAP[3] study at Princess Margaret Hospital in Toronto • Complete analysis of data • If data positive, discuss partnering opportunities	• Completed to 3,000 patients	• Complete data analysis • Discuss partnering opportunities if data is positive
Breast cancer test	• Complete pivotal study and analyze data • If data positive, discuss partnering opportunities	• Achieved	• Discuss partnering opportunities with ColorectAlert and LungAlert

[1]	Predictor of Advanced Subclinical Atherosclerosis
[2]	Early Detection Research Network
[3]	International Early Lung Cancer Action Program

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Clinical Program

PreMD maintains an active clinical program. Please refer to our Annual Information Form for the fiscal year ended December 31, 2007, available at www.sedar.com, for a summary of the development and clinical evaluations of our skin cholesterol and cancer technologies to date.

Critical Accounting Policies and Critical Accounting Estimates

PreMD prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), consistently applied within the framework of the significant accounting policies summarized below.  The significant differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) are described in note 10 to the consolidated financial statements as at and for the year ended December 31, 2007.  Our critical accounting policies include foreign currency translation, use of estimates, cash and cash equivalents, short-term investments, financial instruments, inventory, financing fees, indemnifications, revenue recognition, recording of research and development expenses, useful lives of capital assets and of intangible assets, recovery of tax credits, the valuation of stock-based compensation, income taxes and loss per share.

Canadian standards

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3251, “Equity”, Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement" and Section 3865, "Hedges" retroactively, without prior period restatement.  These new Handbook Sections which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

a.	Equity and comprehensive income

Section 3251 describes standards for the presentation of equity and changes in equity during the period. Section 1530 describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders.  It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no significant "other comprehensive income" transactions during the year and the adoption of this standard had no significant impact on opening accumulated other comprehensive income or loss.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

b.     Financial instruments

Section 3855 describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	all financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	all financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their amortized cost; and
•	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures.  The deferred financing fees are being amortized using the effective interest method over the term of the related convertible debentures.   This resulted in a decrease of $75,000 in the opening deficit and convertible debentures upon adoption.  Also, amortization of deferred financing fees included in imputed interest for the current year was $14,000 less than it would have otherwise been prior to the new section.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable and other receivables as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.  The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are recorded as "equity component of convertible debentures" and "warrants", respectively, net of the allocated financing costs.  The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest [note 5 to the consolidated financial statements].

The standard also requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in earnings.  Certain derivatives embedded within a host contract must also be measured at fair value.  The Company has determined that the option to settle quarterly interest payments in common shares calculated based on a fixed exchange rate of $0.8209 [note 5 to the consolidated financial statements] is a series of foreign exchange options that expire on each interest payment date.  The fair value of the derivative asset upon issuance of the convertible debentures was $61,000 which resulted in a corresponding increase in convertible debentures.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Upon adoption of this standard, on January 1, 2007, the Company recorded a derivative asset of $18,000, an increase to the opening deficit of $33,000 and an increase in the convertible debentures of $51,000.

During fiscal 2007, the Company recognized an expense of $18,000 as a result of valuing the derivative asset on a mark-to-market basis as at December 31, 2007.  In addition, as a result of adopting this standard, the imputed interest on the convertible debentures was $11,000 less than what it would have otherwise been prior to the new section

c.	Hedges

Section 3865 describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	changes in the fair value of a hedged item and a hedging item; and
•	changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the consolidated statement of loss, comprehensive loss and deficit in the same period.  The Company currently does not have any hedges.

U.S. standards

Income taxes

The Company has adopted Financial Accounting Standards Board [“FASB”] FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109”.  There was no material impact on the consolidated financial statements as a result of the Company adopting this pronouncement.

Basis of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada.  All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign Currency Translation
The Company’s functional currency is the Canadian dollar.  Foreign operations are considered integrated and are translated into Canadian dollars using the temporal method.  Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates.  Revenue and expenses are translated at the average rate for the year, except for amortization of capital assets, which is translated at the same exchange rates as the assets to which they relate.  Exchange gains or losses are included in the determination of net loss and comprehensive loss for the year.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ materially from those estimates.

Significant areas requiring the use of management’s estimates include stock-based compensation, the evaluation of impairment of intangible assets, the amortization period for deferred revenue and useful lives of definite life capital assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased.  At December 31, 2007 cash equivalents were comprised of funds with an average interest rate of 2.2%.  There were no cash equivalents as at December 31, 2006.

Short-term investments
Short-term investments are classified as held-to-maturity and are carried at amortized cost.  Market value approximates amortized cost.  Short-term investments at December 31, 2007 were comprised of money market funds and fixed income securities with interest rates of approximately 4.9% [2006 - 4.5%].  Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Inventory
Inventory of raw materials is valued at the lower of cost and replacement cost.  Inventory of finished goods is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Capital Assets
Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of product are capitalized and amortized over the useful life of the assets on the basis of units produced.  The amortization expense for molds is recorded as a cost of product sales.

The Company provides for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Molds and manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Intangible Assets
Patents, patent rights and trademarks acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year.  The Company evaluates the carrying value of intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss is recognized when the carrying amount of an intangible asset exceeds the sum of the undiscounted cash flows expected to result from its use.

Indemnifications
Many of the Company's agreements, specifically those related to financing, clinical trials, research and development and supply arrangements, include indemnification provisions where the Company agrees to indemnify and hold harmless the counterparty against possible claims by third parties.  Potential payments under these provisions relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities.  None of the indemnification provisions absorb the credit risk of the counterparties’ assets or liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation.  The Company also maintains product liability insurance to cover claims related to its clinical trials and sales of products.  At December 31, 2007, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.

Revenue Recognition
In 2007, PreMD earned 100% of its license revenue from one customer under the terms of one license agreement.  In 2006 and 2005, the Company earned 100% of its revenue from a different customer under the terms of two contracts that were terminated on December 28, 2006, as described in note 8[a] to the consolidated financial statements.  These contracts outlined the terms for all products and services provided to the customer, and were considered multiple revenue arrangements.  Under the terms of Emerging Issues Committee No. 142, “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Non-refundable, up-front payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements.  Milestone payments received from licensees are recorded as income in the period when the respective measurable milestones are achieved and collectability is assured.  Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

Revenue from sales of products to customers, including licensees, is recognized when the title passes to the customer and when the products are shipped.

Interest income is recognized as earned.

Research and Development and Related Investment Tax Credits
Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development.  Research and development excludes any costs associated with the acquisition of capital assets and acquired technology.  Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral.  All development costs incurred to date have been expensed.  Reimbursements for specific expenditures received through collaborative funding have been applied against research and development expenses.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable.  The amounts are recorded as follows:

•	for capital assets - as a reduction of the cost of the related asset; and
•	for operating expenses - as a recovery within the consolidated statements of loss, comprehensive loss and deficit.

Stock-Based Compensation
The Company has two stock-based compensation plans for employees, directors and consultants as described in note 6[e] to the consolidated financial statements.  Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain measurable milestones.

Canadian GAAP requires that options issued to employees be accounted for using the fair value method of accounting.  Non-cash compensation expense for fixed term options is recorded over the term of the vesting period whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely.  Prior to 2003, no compensation expense was recognized for stock options granted to employees.  For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method.  On exercise of stock options and warrants, the proceeds together with the amount recorded in contributed surplus are recorded as capital stock.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as an expense in the consolidated statements of loss and deficit.

Income Taxes
The Company applies the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share
Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method.  The inclusion of the Company's stock options, the conversion feature of the convertible debentures and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share.  Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Economic Dependence and Concentration of Credit Risk

In 2007, revenue from product sales was from multiple customers but license revenue was from one customer pursuant to a license agreement dated July 13, 2007, as described in note 8[a] to the consolidated financial statements.  Revenue earned by the Company in fiscal years 2005 to 2006 was from one customer.  This revenue was pursuant to a license agreement that was terminated on December 28, 2006 [note 8[a]].  All amounts due to the Company from this customer had been collected prior to December 31, 2006.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Management’s Annual Report on Internal Control Over Financial Reporting

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision).  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company is satisfied with the design effectiveness of its internal controls over financial reporting.

Management identified the following deficiencies in its control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework:

•
Segregation of duties is a basic, key element of internal control and one of the most difficult to achieve relative to the limited resources for companies the size of or at the stage of development such as PreMD.  This control is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business.

•
Due to limited resources and number of staff, it is not feasible for the Company to achieve complete segregation of duties among its staff.  This creates a risk that inaccurate recording of amounts could be made and not corrected on a timely basis.  The result is that the Company is highly reliant on the performance of mitigating procedures and management oversight during its financial close process in order to ensure the financial statements present fairly in all material respects.

•
Further, due to limited resources and number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting and tax knowledge to address all complex and non-routine transactions that may arise, necessitating the hiring of external accounting firms and consultants to assist in advising on the completion of such transactions.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Operating Results

Annual Financial Information

The following selected financial information has been derived from the audited consolidated financial statements of PreMD as at and for the years ended December 31, 2007, 2006 and 2005.

Operating results	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Product sales	$41,184	$6,513	$425,730
License revenue	53,340	3,328,827	1,153,308
Total expenses	6,527,200	9,712,856	6,512,146
Investment tax credits	140,000	200,000	198,923
Interest income	117,125	265,369	173,130
Net loss	$6,315,812	$5,948,971	$4,989,705
Net loss per share:
- basic and diluted	$0.26	$0.27	$0.23
Financial position	December 31, 2007	December 31, 2006	December 31, 2005
Total assets	$2,757,802	$5,279,500	$11,293,190
Long term debt	5,626,987	6,350,680	5,893,340
Shareholders’ equity (deficiency)
Total shareholders’ equity (deficiency)	$(4,419,890)	$(2,967,542)	$1,844,297
Cash dividends declared per share	nil	nil	nil

As at the date of this Management’s Discussion and Analysis of Financial Condition and Operating Results, the total issued and outstanding common shares of the Company is 25,374,665.

Year Ended December 31, 2007 Compared With 2006

Net Loss
The consolidated loss for the year ended December 31, 2007 was $6,316,000 or $(0.26) per share compared with a loss of $5,949,000 or $(0.27) per share for the year ended December 31, 2006, an increase of $367,000.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Revenue
Product sales of PREVU* Skin Cholesterol tests amounted to $41,000 in 2007 compared with $7,000 in 2006.

License revenue was $53,000 in 2007 compared to $3,329,000 in 2006, a decrease of $3,276,000.  License revenue consists primarily of the upfront cash payments received in accordance with the respective licensing agreements, which have been deferred and recognized into income on a straight-line basis over the terms of the agreements.  For 2007, the license revenue represents the amortization of the $533,000 (US$500,000) received upon signing of the license agreement with AstraZeneca on July 13, 2007.  For 2006, the license revenue included milestone revenues and minimum sales revenue of $500,000 and $220,000, respectively, earned and received from our former licensee, McNeil Consumer Healthcare (“McNeil”).  In addition, the up-front cash payments received from McNeil from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, had previously been deferred and were being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively).  Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the up-front payments received from the licensee, was recognized as license revenue.  Thus, the amount of the up-front payments recognized in 2006 amounted to $2,609,000.

Cost of Product Sales
While product sales were $41,000 for 2007, cost of product sales amounted to $140,000, for a gross margin deficiency of $99,000.  The deficiency resulted from a write-off and disposal of obsolete inventory and for label and software changes to inventory.

Research and Development
Research and development expenses for the year decreased by $1,996,000 to $2,778,000 from $4,774,000 in 2006.

The variance for the year reflects:
•	A decrease of $2,224,000 in spending on clinical trials for skin cholesterol and cancer to $347,000 from $2,571,000 in 2006, following the submission of the US FDA application;
•	An decrease of $103,000 in product liability insurance due which is related to the reduced number of clinical trials undertaken in 2007;
•	An increase of $175,000 in performance-based compensation expense resulting from achievement of milestones;
•
An increase of $88,000 in product development and subcontract research as related to the validation of subcontract manufacturers for the skin cholesterol kits and the second-generation color reader, as well as for general product improvements;

•	An increase of $37,000 in stock-based compensation, a non-cash expense, due to the vesting of options granted in prior years; and
•	Minor changes in other development costs during the period.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees.  The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.  PreMD filed a petition with the U.S. PTO for reinstatement of the patents.  After several appeals, the U.S. PTO denied PreMD’s request for reinstatement.  The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees.  PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid.     The claim for damages was outstanding at December 31, 2007.

General and Administration Expenses
General and administration expenses amounted to $3,213,000 compared with $3,025,000 in 2006, an increase of $188,000.

The increase for the year reflects:
•	An expense of nil in 2007 compared to $175,000 in 2006 for payments to amend the ColorectAlert License Agreement (see note 8[b][i] to the consolidated financial statements);
•	An increase of $25,000 in distribution expenses (nil in 2006) related to the third-party warehouse expenses for storage of inventory;
•	An increase of $178,000 in performance-based compensation expense resulting from achievement of milestones;
•	A loss of $125,000 related to disposal of obsolete fixed assets related to skin cholesterol clinical trials;
•	An increase of $57,000 in professional fees for legal, audit and consulting fees related to business development (including negotiation of the AstraZeneca agreement);
•
An increase of $17,000 in stock-based compensation for options and stock grants for administrative personnel and consultants resulting in a non-cash expense of $401,000 compared with $384,000 in 2006; and

•	Minor changes in other general and administration costs during the period.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $663,000 in 2007 compared to $678,000 in 2006.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.  In 2007, $543,000 of the interest expense was paid in stock, rather than cash, compared with $281,000 in 2006.  Imputed interest of $1,002,000 (compared with $820,000 in 2006) represents the expense related to the accretion of the liability component at an effective interest rate of 15%.  Due to a change in accounting policies on January 1, 2007, amortization of deferred financing fees is included in imputed interest in 2007, whereas it was reported as amortization expense in 2006.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Mark-to-Market Adjustment on Derivative
Due to a change in accounting policy on January 1, 2007, the Company recognized an expense of $18,000 as a result of valuing the derivative asset related to the convertible debenture on a mark-to-market basis.

Amortization
Amortization expenses for equipment and acquired technology for 2007 amounted to $166,000 compared with $180,000 in 2006.  The reduction in 2007 reflects the reduced amortization on the disposal of equipment related to skin cholesterol clinical trials.  Amortization of deferred financing fees amounted to $139,000 in 2006.

Gain (Loss) on Foreign Exchange
The gain on foreign exchange was $1,313,000 for 2007 compared to a loss of $98,000 in 2006.  The major reason for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.  This resulted in an unrealized gain of $1,355,000 on the convertible debenture.

Investment Tax Credits
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $140,000 for 2007 compared with $200,000 in 2006.  The lower accrual is based on the reduced spending on clinical trials in 2007.

Interest Income
Interest income amounted to $117,000 for 2007, compared with $265,000 for 2006.  The decrease resulted from the lower cash reserves available for investment in 2007.

U.S. GAAP
For purposes of U.S. GAAP, the consolidated loss for 2007 was $5,519,000 compared with $5,887,000 in 2006.

Other
The increase in prepaid expenses and other receivables of $188,000 includes additional deposits of $343,000 made to a contract manufacturer against future production of a new color reader for the skin cholesterol test.  This is offset by reductions in interest receivable, prepaid insurance and prepaid clinical trial costs of $50,000, $43,000 and $62,000, respectively.

Accounts payable at December 31, 2007 amounted to $305,000, compared with $964,000 at December 31, 2006.  The 2007 and 2006 amounts include nil and $316,000, respectively, for clinical trial expenses and $167,000 and $344,000, respectively, for legal fees.  Accrued liabilities for 2007 decreased by $167,000 because the 2006 amount included $175,000 related to the settlement of litigation on a cancer license agreement which was concluded on January 5, 2007.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Deferred revenue and current portion of deferred revenue of $373,000 and $107,000, respectively, represent the upfront cash payment received upon signing of the license agreement with AstraZeneca on July 13, 2007.  The payment is deferred and recognized into income on a straight-line basis over the term of the agreement.  For 2006, upon termination of the McNeil agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the upfront payments, was recognized as license revenue.

Year Ended December 31, 2006 Compared With 2005

Net Loss
The consolidated loss for the year ended December 31, 2006 was $5,948,000 or $(0.27) per share compared with a loss of $4,990,000 or $(0.23) per share for the year ended December 31, 2005, an increase of $958,000.  Sales and license revenue increased by $1,756,000 but was offset by an increase in interest and imputed interest on convertible debentures of $1,013,000, an increase in research and development expenses of $1,654,000 and a litigation settlement of $175,000.

Revenue
Product sales of PREVU* Skin Cholesterol tests to our licensee amounted to $7,000 in 2006 compared with $426,000 in 2005.  Throughout 2006, numerous pilot programs were conducted by the Company’s licensee, particularly in the retail pharmacy setting, utilizing inventory that had been purchased from the Company in 2005.

License revenue was $3,329,000 in 2006 compared to $1,153,000 in 2005, an increase of $2,176,000.  Milestone revenues earned and received from our licensee were recorded as license revenue and amounted to $500,000 in 2006 compared with $638,000 in 2005.  In addition, minimum sales levels in the agreements provided additional license revenue of $220,000 and $194,000 in 2006 and 2005, respectively.  The up-front cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, had previously been deferred and were being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively).  Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the up-front payments received from the licensee, was recognized as license revenue.  Thus, the amount of the up-front payments recognized in 2006 amounted to $2,609,000 compared with the amortized amount of $307,000 in 2005.

Cost of Product Sales
Cost of product sales exceeded sales for 2006 by $30,000, compared to $3,000 in 2005.  The loss resulted from inventory obsolescence and development costs for label and software changes to inventory.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Research and Development
Research and development expenses for the year increased by $1,654,000 to $4,774,000 from $3,120,000 in 2005.

The variance for the year reflects:
•
An increase of $1,673,000 in spending on clinical trials for skin cholesterol and cancer to $2,571,000 from $898,000 in 2005.   This increase is related to acceleration and completion of several large trials for skin cholesterol to lead to additional regulatory submissions and advancement of the lung cancer trial (the “I-ELCAP” study). PreMD currently has five clinical trials ongoing, compared with 15 in 2005;

•	An increase of $77,000 in product liability insurance due to the significant increase in patients tested;
•	A decrease of $173,000 in subcontract research as the development of a second-generation color reader for the skin cholesterol test was completed;
•	A decrease in compensation of $41,000, reflecting lower incentive payments for the year for performance milestones and a personnel vacancy; and
•	Minor changes in other development costs during the period.

General and Administration Expenses
General and administration expenses amounted to $3,025,000 compared with $2,691,000 in 2005, an increase of $334,000.

The increase for the year reflects:
•
An increase of $435,000 in professional expenses which included approximately $330,000 in legal fees relating to litigation regarding the ColorectAlert™ License Agreements.  The litigation was settled on January 5, 2007;

•	A payment of $175,000 upon completion of an amendment to the ColorectAlert License Agreement on January 5, 2007 (see note 8[b][i] to the consolidated financial statements);
•	An increase in market research expenses of $46,000 and in travel of $58,000 relating to business development opportunities;
•	A reduction of $44,000 in expenses (from $44,000 to nil) relating to a prior year’s unsolicited offer to acquire the shares of another company;
•	A reduction in compensation of $105,000 reflecting lower incentive payments for 2006 for performance milestones and a personnel vacancy;
•	A reduction in investor relations expenses and annual report costs of $99,000 and $40,000, respectively; and
•	A reduction of $38,000 in stock-based compensation for options for administrative personnel and consultants resulting in a non-cash expense of $384,000 compared with $422,000 in 2005.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $678,000 in 2006 compared to $228,000 in 2005.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.  In 2006, $281,000 of the interest expense was paid in stock, rather than cash, compared with nil in 2005.  Imputed interest of $820,000 (compared with $256,000 in 2005) represents the expense related to the accretion of the liability component at an effective interest rate of 12.75%.

Amortization
Amortization expenses for equipment and acquired technology for 2006 amounted to $180,000 compared with $210,000 in 2005.  Leasehold improvements in the research facilities and purchases of equipment to support administration, clinical trials and manufacturing amounted to $25,000 in 2006 and $130,000 in 2005.  In addition, the PREVU* trademark was purchased from the former licensee of the skin cholesterol technology for $150,000.  Amortization of deferred financing fees amounted to $139,000 for 2006 compared to $43,000 in 2005.  The financing fees are amortized over the four-year life of the convertible debentures.

Investment Tax Credits
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $200,000 for 2006 compared with $199,000 in 2005.

Interest Income
Interest income amounted to $265,000 for 2006, compared with $173,000 for 2005.  The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

U.S. GAAP
For purposes of U.S. GAAP, the consolidated loss for 2006 was $5,887,000 compared with $4,904,000 in 2005.

Convertible Debentures
In August 2005, PreMD issued $9,828,000 (US$8,210,000) of unsecured convertible debentures.  During 2006, $475,000 (US$430,000) was converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.  Additional financing expenses of $51,000 were incurred in 2006, of which $14,000 was allocated to the equity component of the convertible debenture and $7,000 was allocated to warrants based on their relative fair values.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Contractual Obligations

As at December 31, 2007, PreMD had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 Year	1 - 2 Years	> - 2 Years
Clinical Trials	$112,000	$62,000	$50,000	nil
Operating Leases	158,000	138,000	20,000	nil
Total	$270,000	$200,000	$70,000	nil

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The balance outstanding of $7,712,000 (US$7,780,000) for the convertible debentures in the amounts that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009.

Liquidity and Capital Resources

As at December 31, 2007, PreMD had cash, cash equivalents and short-term investments totaling $1,190,000 ($3,276,000 as at December 31, 2006).  We invest our funds in short-term financial instruments and marketable securities.  Cash used in operating activities during the year amounted to $5,672,000 compared with $5,078,000 in 2006.

Effective December 28, 2006, the agreements with McNeil Consumer Healthcare to market and distribute the PREVU* skin cholesterol tests were terminated.  The Company pursued several opportunities to continue the commercialization of these tests, including direct sales in certain markets, licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On July 13, 2007, the Company signed an agreement with AstraZeneca to market and distribute the Company’s skin cholesterol test in the United States.  Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (US$500,000) and is entitled to receive a series of additional payments of up to US$6.0 million upon attainment of various development and revenue targets.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of US $30 million per year.  The agreement does not provide for a fixed termination date.

On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of $3,880,000.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.  On July 30, 2007, the Company filed a Form F-3 registration statement with the U.S. SEC to register the shares issued pursuant to the private placement.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs.  The Company reported a loss of $6,316,000 for the year ended December 31, 2007, has a shareholders’ deficiency of $4,420,000 as at December 31, 2007 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters.  It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies.  These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

Research and Development

In 2007, we spent $2,778,000 on PreMD-sponsored research and development activities, compared with $4,774,000 and $3,120,000 in 2006 and 2005, respectively.  Below is a summary of our products and the related stages of development for each product in clinical development.  The summary contains forward-looking statements regarding timing of completion of product development phases.  The actual timing of completion of those phases could differ materially from the estimates produced in the table.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Coronary Artery Disease (“CAD”) Risk Assessment Technology
PRODUCT	DESCRIPTION	PHASE OF DEVELOPMENT	2007 EXPENSES	NEXT PHASE FOR 2008
PREVU*POC Skin Cholesterol Test	Point-of-care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada and Europe; limited clearance in U.S.		Obtain FDA clearance for expanded claim; commercial sales

PREVU* LT Skin Cholesterol Test	Lab-processed skin test	Completed insurance clinical trial; FDA 510 (k) on hold		FDA clearance; commercial launch in select markets

PREVU* PT Skin Cholesterol Test	Semi-quantitative consumer-oriented test	Prototype development		Complete development and initiate pilot trial
Total expenditures on skin cholesterol:			$1,498,000

Cancer
PRODUCT	DESCRIPTION	PHASE OF DEVELOPMENT	2007 EXPENSES	NEXT PHASE FOR 2008
ColorectAlert™ and Colopath™	Mucus test for detection of colorectal cancer	300 patients tested in EDRN clinical trial and approximately 2,500 in previous trials	$235,000	Analyze interim data; if positive, discuss partnering opportunities and add additional clinical trials for regulatory clearance

LungAlert™	Sputum test for detection of lung cancer	3,500 patients tested in IELCAP clinical trial	$269,000	Analyze interim data; if positive, discuss partnering opportunities; publish/present scientific papers; expand clinical trials for regulatory clearance

Breast cancer test	Nipple aspirate test for detection of breast cancer	Pilot clinical trial completed	$110,000	Analyze data; if data positive, initiate clinical trials for regulatory clearance

Risks and Uncertainties

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below.  This list of risks and uncertainties below is not exhaustive.  Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree of risk involved in research, development and marketing.  Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are repayable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Stock exchange listing
On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan.
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. On July 13, 2007, PreMD signed an agreement with AstraZeneca Pharmaceuticals LP for the marketing and distribution of its skin cholesterol test in the U.S. and we anticipate partnering the sales and marketing rights for the PREVU* Skin Cholesterol tests in 2008 for other markets.

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future.
•
We will need to generate cash to pay the principal on the convertible debentures when they mature in 2009.  Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders.

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates.  In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents.

•
We rely on third parties to manufacture some of our products, and any delay, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD.

•	PreMD faces potential risks of product liability, which could divert funding from ongoing operations and harm operating results.
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products.
•	The loss of any key employee could impair our ability to execute PreMD’s business plan.
•	Intense competition in the diagnostics industry could harm PreMD’s ability to license and develop products.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products.
•	Rising health care costs could impair PreMD’s ability to commercialize its products.
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2007, which is filed with the applicable Canadian securities regulators (the “Canadian Securities Commissions”) and is available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov.  Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the applicable Canadian Securities Commissions and the SEC.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Product sales	$7,700	$7,150	$8,250	$18,084	nil	$1,381	$5,015	$117
License revenue	26,670	26,670	nil	nil	2,555,157	576,995	79,624	77,051
Investment tax credits	38,000	54,000	26,000	22,000	25,000	45,000	70,000	60,000
Interest income	21,365	31,531	37,105	27,124	52,391	56,049	70,394	86,535
Net loss	(1,750,121)	(1,635,133)	(1,341,363)	(1,589,195)	(339,602)	(1,120,175)	(2,115,432)	(2,373,762)
Net loss per share(1):
- basic and diluted	$(0.07)	$(0.07)	$(0.05)	$(0.07)	$(0.01)	$(0.05	$0.10	$0.11

Note:
(1)
 Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of   common shares outstanding during the period.  The weighted average number of common shares outstanding for the year ended December 31, 2007 was 24,326,078.

PreMD Inc.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Q4 2007 Compared With Q4 2006

The net loss for the three months ended December 31, 2007 was $1,750,000 ($0.07 per share) compared with $340,000 ($0.01 per share) for the three months ended December 31, 2006.

Three significant factors in Q4 2006 contributed to this difference.  First, license revenue in 2006 was higher by $2,528,000.  Upon termination of the license agreements with McNeil on December 28, 2006, the balance of the unamortized up-front license fees was recognized as license revenue.  Second, the increased revenue in 2006 was partially offset by an increase in General and Administration expenses.  It included $429,000 in professional fees, primarily related to the litigation on a cancer license agreement and a payment on settlement of the litigation of $175,000.  Third, changes in foreign exchange rates caused a non-cash foreign exchange gain in 2007 of $26,000 compared to a loss of $308,000 in 2006.

Toronto, Canada
March 28, 2008